Exhibit 99.1

Thomson Reuters Receives Shareholder Approval

for Return of Capital Transaction

TORONTO, November 19, 2018 – Thomson Reuters (TSX/NYSE: TRI) announced that its shareholders approved a plan of arrangement to implement the company’s proposed return of capital transaction at a special meeting held today in Toronto. A final report on voting results will be filed by the company with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission.

The return of capital transaction is one of several ways that the company is returning US$10 billion of proceeds from its recently closed Financial & Risk transaction to its shareholders. The return of capital transaction consists of a distribution of US$4.45 in cash per common share (approximately US$2.5 billion in the aggregate) and a consolidation of the company’s outstanding common shares (or reverse stock split) on a basis that is proportional to the cash distribution.

Timeline/Next Steps

•

The plan of arrangement for the return of capital transaction is subject to final approval by the Ontario Superior Court of Justice (Commercial List) as well as the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE). The Court hearing for a final order to approve the plan of arrangement is scheduled to take place tomorrow.

•	If those final approvals are received:

o	Thomson Reuters will determine the share consolidation ratio after 4:00 p.m. (Toronto time) on November 26, 2018 and issue a news release later that day with applicable information for shareholders;

o

The plan of arrangement will become effective at 3:01 a.m. (Toronto time) on November 27, 2018 and the post-consolidation shares are expected to begin trading on the TSX and NYSE under a new CUSIP when markets open that day;

o

As promptly as practicable after the transaction is effective, the company’s depositary for the transaction (Computershare Trust Company of Canada) will deliver cash distribution amounts to registered participating shareholders, subject to the terms and conditions of the transaction. The effects of the share consolidation will be reflected in the company’s share register. Beneficial or non-registered shareholders participating in the transaction will receive cash distributions from their bank, broker or other intermediary and the effects of the share consolidation will be recorded in their accounts; and

o

Eligible shareholders who duly exercised their right to opt out of the transaction will not receive the cash distribution and will continue to hold the same number of shares that they held prior to the effective time of the transaction. Opt-out deadlines expired last week.

Further details of the proposed return of capital transaction are described in the company’s management proxy circular dated October 16, 2018 and related materials, which are available on www.thomsonreuters.com in the “Investor relations” section. The return of capital documents were previously filed with the Canadian securities regulatory authorities on SEDAR and are available at www.sedar.com. The documents were also furnished to the U.S. Securities and Exchange Commission through EDGAR and are available at www.sec.gov.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) is the world’s leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

Thomson Reuters Receives Shareholder Approval for Return of Capital Transaction

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including statements relating to the timing of the return of capital transaction. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the return of capital transaction will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com